Exhibit 99.166

DeFi Technologies Subsidiary Valour Introduces World’s first Physical Yield Bearing Bitcoin (1VBS) ETP in Collaboration with Core Foundation, to German Investors on Xetra, Offering Exposure to Bitcoin with an initial fixed yield of 1.40%

●	Launch of Physically Backed Yield-Bearing Bitcoin (BTC) ETP on Xetra: Valour Digital Securities Limited and Core Foundation partner to bring a yield-bearing Bitcoin (“BTC”) ETP on Frankfurt Börse Xetra with a 0.9% management fee, offering German investors to Bitcoin with an initial fixed yield of 1.40%.

●	1Valour Bitcoin Physical Staking (1VBS) ETP with Core Blockchain: The Core blockchain network, powered by Bitcoin, forms the foundation for 1Valour Bitcoin Physical Staking (1VBS) ETP (ISIN: GB00BRBV3124), providing Ethereum Virtual Machine (“EVM”) compatibility and the innovative Satoshi Plus consensus mechanism to enhance security and scalability.

●	Simplified Investment with 1Valour Bitcoin Physical Staking (1VBS)ETP: Through delegating Bitcoins to Core validators, this innovative product ensures custodial control while offering yield without the need for investors to set up their own validators. The yield is reflected in the Digital Asset Entitlement and Net Asset Value (NAV) at the end of each trading day.

Toronto, Canada, November 5, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (“DeFi”), is pleased to announce that Valour Digital Securities Limited ("Valour"), a leading issuer of exchange traded products ("ETPs") that provide simplified access to digital assets, has introduced a new physically backed, high-yield Bitcoin (“BTC”) ETP for German investors in collaboration with Core Foundation, an organization dedicated to the development of the Core blockchain network ("Core Chain"). This addition to Valour’s portfolio on Xetra offers a new, physically backed option alongside the yield-focused certificate launched earlier this year, to address diverse investor needs.

The ETP provides German investors exposure to Bitcoin with an initial fixed yield of 1.40% (annualized) on the Xetra premium exchange.

“This new staking ETP represents a significant opportunity to investors. 1VBS not only invests the world’s strongest crypto currency but also generates passive income through an innovative staking mechanism. This dual benefit enhances an investor’s investment strategy while simplifying the process, allowing the earning of rewards without the technical complexities of managing underlying assets and staking process. It is a compelling option for informed investors seeking to grow their portfolios in a regulated environment.", says Elaine Buehler, Head of Product at Valour.

Trading of the 1Valour Bitcoin Physical Staking (1VBS) ETP (ISIN: GB00BRBV3124) commenced on November 1, 2024, with a 0.9% management fee.

“We’re thrilled to bring German investors a new, physically backed, yield-bearing Bitcoin ETP on Xetra, offering secure and simplified access to Bitcoin’s growth potential with an attractive initial fixed yield of 1.40%,” said Olivier Roussy Newton, CEO of DeFi Technologies. “This partnership with Core Foundation underscores our commitment to developing trusted, institutionally aligned digital asset solutions. By maintaining full custodial control within a compliant framework, we enable investors to benefit from Bitcoin staking with the security and confidence they expect from regulated financial products.”

Core Chain: Enhancing Security and Yield

The Core blockchain network, a Bitcoin-powered layer-one blockchain compatible with Ethereum Virtual Machine (EVM) smart contracts, supports 1Valour Bitcoin Physical Staking (1VBS). By leveraging 50% of Bitcoin mining hash power, Core Chain enhances security in exchange for unlocking Bitcoin utility and rewards, making it the most Bitcoin-aligned EVM blockchain, with features including BTCfi and Bitcoin staking.

1Valour Bitcoin Physical Staking (1VBS) simplifies Bitcoin investment, making it secure and accessible for investors seeking Bitcoin’s growth potential. Yield is credited to each product’s Digital Asset entitlement and reflected in the Net Asset Value (NAV) daily.

Yield Generation and Custodial Security

The 1Valour Bitcoin Physical Staking (1VBS) ETP generates yield by delegating Bitcoins to a Core Chain validator through non-custodial, native Bitcoin staking. Staking rewards, received as CORE tokens in a separate wallet, are converted to Bitcoins and added to the ETP’s NAV and own wallet daily. The underlying assets of the ETP remain in Bitcoins at all times. Core Chain, a secure and scalable layer-one blockchain powered by Bitcoin, is supported by a unique ‘Satoshi Plus’ consensus mechanism that enables Bitcoin miners to delegate Proof of Work (“DPoW”) to Core validators, thereby developing the potential of Bitcoin-backed decentralized applications.

Throughout the staking process, Valour retains full custodial control, ensuring security and compliance. Bitcoins are securely staked through a ‘stake transaction,’ a native Bitcoin transaction type with a short-term lockup period, including staking details like the Core Validator and reward address. During the lockup, the underlying Bitcoins cannot be transferred or slashed, and they remain under Valour’s custodial control with a regulated custodian at all times.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Hedera (HBAR), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Sui (SUI), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour's flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of 1Valour Bitcoin Physical Staking (1VBS) ETP and yields thereunder; the development of the Core blockchain; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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